

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 24, 2017

<u>Via E-mail</u>
Christopher Kiritsis
Chief Executive Officer
Diverse Development Group, Inc.
4819 Wood Pointe Way
Sarasota, FL 34233

> **Re:** **Diverse Development Group, Inc.**
> **Amendment No. 2 Registration Statement on Form S-1**
> **Filed April 13, 2017**
> **File No. 333-216151**

Dear Mr. Kiritsis:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 1 regarding Rule 419 and disclosure on page 17 about planned assignments of real estate interests from LLCs controlled by the CEO. Please provide disclosure required by Item 404(a) of Regulation S-K. Please also revise to provide complete disclosure regarding real estate operations as required by Form S-11, including Items 13-16 and 25. See General Instruction A to Form S-11.

<u>Management, page 27</u>

2. We note that on your website you list two other executive officers, Mr. Trefethen as COO and Ms. Levy as CFO. Please provide the required disclosure or tell us why the persons listed on your website are not officers. See Item 401 of Regulation S-K.

Please contact Jonathan Burr at (202) 551-5833 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Joshua A. Kushner
        The Kushner Offices, LLP